Exhibit 99.2

STRATASYS LTD. Q1-2014 CONFERENCE CALL SCRIPT

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR

SLIDE#2: CONFERENCE CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR].  Good morning everyone, and thank you for joining us to discuss our first quarter financial results.  On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will also be available, and can be accessed through the Investor Section of our web site.

SLIDE#3: FORWARD LOOKING STATEMENT

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective post-acquisition integration plan for MakerBot and the Company’s other acquisitions, including the ones announced on April 2, 2014; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to David Reis, Chief Executive Officer of Stratasys. David.

SLIDE#4: SUMMARY

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone.  Thank you for joining today’s call.

We are very pleased with our first quarter results.

During the first quarter, we enjoyed strong demand for our higher-margin products which helped drive a 33% increase in organic revenue over the prior year.

The strong growth of our higher-margin products and services contributed to an impressive gross margin of 61% for the first quarter, representing an expansion over both the prior year and the fourth quarter of 2013.

MakerBot products and services contributed impressive revenue of approximately $21 million during the period, a 79% increase over the revenue that MakerBot generated as an independent company during the first quarter of 2013.

We invested in sales, marketing, and product development projects during the first quarter, especially around MakerBot products; investments that we believe will help us sustain strong growth over the coming periods.

More recently, we announced a major new initiative through our agreements to acquire Solid Concepts and Harvest Technologies, which we believe will create a leading strategic platform to meet our customers’ growing additive manufacturing needs.

Finally, our outlook for 2014 remains very positive, as we continued to position the company for future growth through enhancements in our organizational structure to support our growth objectives.

I will return later in the call to provide you more details on these developments and our strategy moving forward, but first I would like to turn the call over to our CFO and COO, Erez Simha, who will provide you details on our financial results. Erez.

SLIDE#5: FINANCIAL RESULTS

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results.

These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance.

We also note that we are not providing any pro forma financial results for the MakerBot acquisition.

MakerBot results were included in the GAAP and non-GAAP results commencing August 15, 2013.

The non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

As David mentioned in his opening remarks, we are very pleased with our first quarter performance.

We generated strong organic growth and generated impressive gross margins, driven by the demand for our higher margin products and services.

Operating expenses expanded materially in the first quarter compared to the first quarter of 2013, driven by significant investments in sales and marketing programs to support new MakerBot product introductions.  These expenses are in line with the guidance we provided at the end of the fourth quarter, and are according to our plan and part of our strategy to accelerate initiatives that will drive future growth.

Net income was $20.6 million for the first quarter, or $0.40 per diluted share, compared to net income of $17.6 million, or $0.43 per diluted share, reported for the same period last year.

The effective tax rate declined to 3.8% for the first quarter compared to the effective tax rate of 15.1% in the same period last year.

Our tax expense was impacted by the unique mix of taxable income that favored lower effective tax rate regions.

We expect our annual tax rate to be around the low end of our long-term target operating model in 2014.

SLIDE#6: REVENUE

Product revenue in the first quarter increased by 56% to $129.5 million, as compared to $82.8 million for the same period last year.

Within product revenue, system revenue increased by 71% in first quarter over the same period last year, driven in large part by MakerBot’s impressive contribution to the quarter.

System revenue growth, excluding MakerBot products, was also impressive for the period, growing by 40% over last year.

We observed strong sales growth across all our 3D printer lines, driven by their ongoing adoption for direct digital manufacturing and high-end prototyping applications.

Two notable areas of strength were sales of the Objet500 Connex3 Color Multi-material 3D Printer, the first and only 3D printer to combine colors with multi-material 3D printing; and the Fortus 400mc 3D production system, which produces accurate and repeatable production parts made of highly-durable thermoplastics.

Within product revenue, consumables revenue increased by 36% in the first quarter compared to the same period last year, or 29% when excluding MakerBot consumables revenue.

Consumables revenue continues to be driven by an acceleration in customer usage, our growing installed base of systems, and our efforts surrounding application training and materials education.

We believe that our growing installed base, and specifically the installed base of the Production Series and high-end Design Series systems, is a positive indicator of consumables revenue growth in future periods.

Service revenue in the first quarter increased by 41% to $21.7 million, as compared to $15.4 million for the same period last year.

The growth in service revenue was driven by increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems.

Revenue from our RedEye paid parts service increased by 4% during the first quarter over last year.

We believe that the slower growth in RedEye sales for the first quarter is an isolated event, and we expect sales growth will rebound in the second quarter.

SLIDE#7: UNIT SALES

We shipped 8,802 3D printers and additive manufacturing systems in the first quarter, as compared to 1,168 units shipped in the first quarter last year.

The significant increase in unit shipments resulted primarily from the inclusion of MakerBot products.

However, we also observed strong unit sales growth across our other product lines during the first quarter, driven by sales of our high-end FDM production, and PolyJet Connex systems.

Including all systems sold by Stratasys, Objet, Solidscape and MakerBot since their respective inceptions, the company has now sold 84,620 units worldwide on a combined basis, as of March 31, 2014.

SLIDE#8: GROSS PROFIT

As we mentioned earlier, sales of the company’s higher-margin products and services drove a significant increase in gross margin for the first quarter, which expanded to a record 60.9% compared to 59.0% for the same period last year.

We believe that this is made more impressive when you consider the significant amount of MakerBot product revenue in the quarter, which inherently maintains lower gross margins.

SLIDE#9: OPERATING PROFIT

Operating expenses increased materially in the first quarter compared to the first quarter of 2013, driven by the inclusion of MakerBot, as well as increased sales, marketing, and R&D investments to fund growth and new product development.

In addition, we made significant incremental sales and marketing investments that target primarily MakerBot product expansion.

Net research and development expenses increased by 54.4% to $15.3 million in the first quarter as compared to the same period last year.  R&D expenses as a percentage of sales was 10.1%, similar to the same period last year.

SG&A expenses increased by 95% to 54.1 million for the first quarter as compared to $27.7 million for the same period last year, primarily driven by MakerBot, as well as:

•                  Changes in our product distribution strategy involving an increased use of independent sales agents, which resulted in increased sales commissions;

•                  Incremental expenses for strategic and marketing initiatives; and

•                  An increase in headcount and infrastructure to support our growth.

Compared to the first quarter, operating margins are expected to ramp higher for the remainder of 2014, and are projected to remain relatively consistent for the full year when compared to the level recognized in 2013.

SLIDE#10: GROWTH DRIVERS

Slide #10 provides you with an overview of the major growth drivers we have discussed for the period.

SLIDE#11: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

The Asia-Pacific region continues to be our fastest growing region on an organic basis, driven by our ramp up of sales and marketing investments in that region.

Revenue in all regions increased in the first quarter of 2014 as compared to the first quarter of 2013, due to strong demand for our products, as well as the inclusion of MakerBot revenue. MakerBot revenue was generated primarily in North America.

Non-GAAP Appendix Reminder

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#12: BALANCE SHEET SUMMARY

We maintain approximately $607.5 million in cash and cash equivalents, and short term bank deposits on our balance sheet, amounting to $12.3 per share, which was relatively unchanged versus the balance at the end of the fourth quarter of 2013.

Net operating cash flow from operations in the first quarter was $4.9 million.  Capital expenditures amounted to approximately $10.9 million in facility and equipment investments.

Our strong cash balance, combined with our available $250 million revolving credit facility provides us flexibility to fund our internal growth plans, as well as future M&A initiatives.

Inventories increased to $99.8 million in the first quarter compared to $88.4 million at the end of the fourth quarter, primarily due to planned inventory increases to allow for increased supply flexibility, as well as new product introductions.

Accounts receivable increased to $106 million in the first quarter compared to $99.2 million at the end of the fourth quarter, while DSO, on 12-month trailing revenue, was 72, compared to 74 in the fourth quarter.

SLIDE#13: FINANCIAL RESULTS & PROJECTIONS

In summary, we are very pleased with our first quarter results.

1.              We generated impressive organic sales growth; combined with a strong revenue contribution from MakerBot;

2.              We reported an impressive expansion in our gross margins driven by sales of our higher margin products and services;

3.              We should also highlight that our core business, excluding MakerBot, experienced an expansion in operating and net margin over last year; which was offset by significant investments in MakerBot market development projects to drive future growth.

4.              And finally, we have a strong balance sheet and continue to position the company for future growth through strategic investments, as well as additional acquisitions.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will update you on our financial guidance, Shane.

SLIDE#14: GUIDANCE

SPEAKER: SHANE GLENN

Thank you Erez.

Stratasys reiterated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance of $660 million to $680 million.

•                  Non-GAAP net income of $113 million to $119 million, or $2.15 to $2.25 per diluted share.

•                  GAAP net income of $10.5 million to $19.9 million, or a $0.20 to $0.38 per diluted share.

•                  We expect organic sales, which exclude MakerBot sales, to grow at least 25% over 2013, with additional growth coming from MakerBot, which is expected to grow at a higher rate.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Financial guidance excludes the impact of the company’s pending acquisitions of Solid Concepts and Harvest Technologies.  Those transactions are expected to be completed early in the upcoming third quarter, subject to customary closing conditions, and are expected to be accretive to Stratasys’ earnings per share within the first 12 months after closing.

•                  Operating expenses are projected to expand materially in 2014 driven by investments in sales and marketing programs to drive future market adoption, as well as by increased R&D investments to fund technology innovation and new product development.

•                  Incremental sales and marketing investments will focus on expanding sales channels, enhancing regional infrastructure, and building unique go-to-market programs targeting certain market verticals and customer applications.

•                  Compared to the first quarter, operating margins are expected to ramp higher for the remainder of 2014, and are projected to remain relatively consistent for the full year when compared to the level recognized in 2013.

•                  Operating margin expansion in the company’s core business is expected to be offset by a full-year impact from MakerBot, which is investing aggressively in market development and new product introductions.

•                  Projected net income is expected to be derived disproportionately from the second half of fiscal 2014, driven by the projected timing of operating expenses, as well as the projected timing and success of new product introductions and their corresponding ramp up in sales.

•                  Capital expenditures are projected at $50 million to $70 million, which includes significant investments in manufacturing capacity in anticipation and support of future growth.

Non-GAAP earnings guidance excludes $64.8 million of projected amortization of intangible assets; $25.1 million to $28.2 million of share-based compensation expense; and $8.8 million to $9.8 million in non-recurring expenses related to M&A transactions.

SLIDE#15: TARGET OPERATING MODEL

Our long-term target operating model remains:

•                  Annual organic revenue growth of at least 20 percent;

•                  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;

•                  A non-GAAP effective tax rate of between 15 and 20 percent; and

•                  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#16: STRATEGIC IMPERATIVES

SPEAKER: DAVID REIS

Thank you Shane.

We are very pleased with our first quarter results and we remain on track to meet our financial projections for the year.

Our dynamic industry continues to grow rapidly, and we continue to invest in projects that support our core strategic objectives.  These objectives include:

1.              Leadership in the prototyping market;

2.              The expansion into direct digital manufacturing;

3.              The introduction of new niche vertical applications;

4.              The acceleration of new solutions to the market;

5.              Improvements in 3D printing accessibility;

6.              And improvements in customer intimacy.

SLIDE #17 SOLID CONCEPTS & HARVEST

A major new strategic initiative we recently announced revolves around our intent to acquire two privately held companies, Solid Concepts and Harvest Technologies.

As you know, at Stratasys, we have a strong track record of acquisitions to drive shareholder value, including our transactions with MakerBot and Objet.

The acquisitions of Solid Concepts and Harvest Technologies are consistent with our core strategic imperatives and M&A strategy, which is focused on acquiring leading companies to support our goal of continued leadership in the areas in which we operate, as well as reaching new niche verticals.

Solid Concepts brings deep knowledge of manufacturing and a vertical focus in medical and aerospace, and Harvest Technologies brings experience in parts production, as well as materials and systems knowhow.

SLIDE #18 ORGANIZATIONAL STRUCTURE

Together with RedEye, these two leading providers are expected to strengthen our direct digital manufacturing and parts production expertise — enabling us to enhance value for our customers and our shareholders alike.

With the addition of Solid Concepts and Harvest Technologies, we intend to create a leading strategic platform to meet our customers’ additive manufacturing needs through an expanded technology and business offering.

Upon closing, Solid Concepts and Harvest Technologies will merge with our RedEye digital manufacturing service business.  Joe Allison, President of Solid Concepts, will join the Stratasys management team and will lead the combined parts business, supported by the leadership teams of Solid Concepts, Harvest Technologies and RedEye.

SLIDE #19 SOLID CONCEPTS, HARVEST & REDEYE

We expect that a larger combined parts business will provide more opportunities for both parts and system sales by addressing a full range of customer needs under one roof.

Solid Concepts and Harvest Technologies provide Stratasys with significant capacity, process knowhow and experience, allowing us to expand into a broad range of capabilities and applications expertise across a wide new range of new and existing applications.

Once Solid Concepts and Harvest Technologies have been integrated into a single business unit with RedEye, Stratasys will look to leverage opportunities in selling systems and services across our large customer base.

SLIDE  #20 ENHANCEMENTS TO SHAREHOLDER VALUE

Furthermore, the transactions bring compelling financial benefits as both companies have strong financial track records.  The transactions are expected to be accretive to our non-GAAP EPS within the first 12 months after closing.

Employees across all levels of the three organizations are excited about creating a new industry leader through this combination and the opportunities they will have as part of a larger company.

As we mentioned previously, the transactions are subject to customary closing conditions.  We expect to complete the transactions early in the upcoming third quarter.

SLIDE #21 NEW PRODUCTS

We believe Stratasys is the innovation leader within our industry, which is reflected in the nine revolutionary systems and multiple materials we have introduced over the past 18 months.

In the first quarter alone, we launched a total of five new systems and two innovative new materials.

This includes the recently announced Objet500 Connex3 Color Multi-material 3D Printer.

SLIDE #22 NEW PRODUCTS DRIVING FUTURE GROWTH

The new system is a groundbreaking 3D printer that combines color with multi-material 3D printing, and features a unique triple-jet technology that allows the user to combine color with a wide variety of combinations of rigidity, flexibility, and transparency.

We have seen very high demand for the Connex3, and are encouraged by the customer feedback we have been receiving.

At CES, we announced a new 3D Printing Platform designed to improve system affordability, reliability, ease-of-use, and user connectivity. The new MakerBot

Replicator Platform is an app-enabled platform that includes three new 5th generation MakerBot Replicator 3D printers:

1.              The MakerBot Replicator Desktop 3D Printer;

2.              The MakerBot Replicator Mini Compact 3D Printer; and

3.              The MakerBot Replicator Z18 3D Printer.

Towards the end of the first quarter, we began shipping the new MakerBot Replicator 3D Printer, and announced the availability of the MakerBot Mini Compact 3D Printer and MakerBot Z18 3D Printer for preorder.

Demand for the new MakerBot Replicator products has been strong, and we expect all three products to have begun shipping by the end of the second quarter.

Our new MakerBot Replicator product line provides unmatched speed, reliability, quality, and connectivity.

Combined with our MakerBot 3D Printing Ecosystem, which includes Thingiverse, the MakerBot Digitizer Desktop 3D Scanner, the MakerBot Digital Store, as well as new and exciting desktop and mobile applications, the Replicator platform delivers easy-to-use and reliable desktop 3D printing to a full range of consumer, prosumer, and professional users.

Most recently, we announced Endur, an advanced simulated polypropylene material suitable for high-end prototyping applications, for use with all Objet EdenV, Connex, Connex3 and Objet 30Pro 3D Printers.

Endur is the second simulated polypropylene material we have launched, and is ideal for building tough prototypes for snap-fit components, living hinges and other demanding applications.

The strong demand we are observing for our premium products, such as the Connex3, is reflective of the growth we are seeing across our entire line of higher-margin systems and materials.

Direct digital manufacturing, and high-end prototyping applications, have been the driving force behind this demand, which has been a contributing factor in our strong gross margins.

We expect this trend to continue in the coming quarters.

SLIDE #23 CORPORATE STRUCTURE - IFS

In addition to our focus on exciting new products and investing in platforms to meet our customers growing needs, we must invest in building the necessary corporate infrastructure that can support our future growth objectives.

To this end, we recently announced and closed the acquisition of certain assets of Interfacial Solutions.

Interfacial Solutions provides significant expertise in plastics and filament development.  We believe that its knowledgeable team and experience will accelerate Stratasys’ materials development efforts for all of our FDM platforms, including MakerBot.

The acquisition is expected to accomplish three objectives for Stratasys, which include strengthening our materials R&D skills and bandwidth; enabling us to become vertically integrated in material development and manufacturing; and increasing materials production space and capacity.

Overall, we expect to accelerate new materials development, allowing us to introduce new products to the market faster.

SLIDE #24 CORPORATE STRUCTURE ALIGNMENT

The revenue synergies that are resulting from the successful Stratasys-Objet merger, combined with the rapidly growing marketplace, are once again reflected in the strong organic revenue growth that we generated during the first quarter.

We remain pleased with the results of our sales, marketing and service team integration. Now, we are excited to announce that we have completed the global alignment of the company’s R&D and Operations that resulted from the Stratasys-Objet merger.

As Stratasys grows, we must build a foundation that allows an ongoing emphasis on innovation and product development, while providing the necessary tools to fully leverage new products and services into the marketplace.

SLIDE#25: SUMMARY & OUTLOOK

In summary:

1.              We are extremely pleased with our first quarter results, as the market demand for our industry-leading products and services remained very strong.

2.              The rapid adoption of our higher-margin products and services helped drive strong organic revenue growth and a significant increase in our gross margin.

3.              MakerBot product revenue remained strong, and we continued to invest aggressively in sales, marketing and product development initiatives that we believe will drive incremental growth over the coming periods.

4.              We believe that the platform created by our pending acquisitions of Solid Concepts and Harvest Technologies will create a comprehensive solution for our customers, and will help drive incremental growth opportunities.

5.              We announced and began shipping multiple new systems and materials, with additional systems shipping before the end of Q2.

6.              In addition, we continue to position the company for future growth through enhancements to our organizational structure, and through strategic investments in channel, product, and technology development.

7.              We believe these investments, combined with our ongoing acquisitions strategy, will support our growth objectives and position of market leadership going forward.

8.              And finally, we continue to observe a favorable market environment and remain on track to meet our financial projections for the year.

Operator, please open the call for questions.

SLIDE#26: Q&A

Thank you for joining today’s call.  We look forward to speaking with you again next quarter. Goodbye.

SLIDE#27 & 28: RECONCILIATION TABLES